Filed pursuant to Rule 433

Registration Statement No. 333-132940

April 4, 2006

FINAL TERM SHEET

$200,000,000 6.35% Senior Notes due 2016

Issuer:	Owens & Minor, Inc.

Ratings:	Moody’s/S&P/Fitch: Ba2/BBB-/BBB-

Principal Amount:	$200,000,000

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	April 7, 2006

Maturity Date:	April 15, 2016

Issue Price:	99.939%

Coupon:	6.35%

Proceeds (before underwriting discount and expenses) to OMI:	$199,878,000

Benchmark Treasury:	4.500% due February 15, 2016

Treasury Strike:	4.858%

Spread to Benchmark: Treasury:	150 basis points (1.50%)

All-in Yield:	6.358%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2006

Redemption Provisions:

Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points

Change of Control put:	At 101% upon occurrence of Change of Control Triggering Event

Denominations:	$2,000 and $1,000 integral multiples thereof

Representative:	Lehman Brothers

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.